December 31, 2020

Ben Kaplan

Chief Executive Officer

Ehave, Inc.

18851 NE 29th Ave., Suite 700

Aventura, FL 33180

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Melissa Walsh and

Stephen Krikorian

Washington, D.C. 20549

Re:	Amendment No. 1 to
Offering Statement on Form 1-A
File No. 024-11336
Filed November 17, 2020

Dear Ms. Walsh and Mr. Krikorian,

We have reviewed your comment letter, dated December 14, 2020, and have made the requested adjustments. Below is a detailed response to your letter and an amended Offering Circular has concurrently been filed.

1. In response to the Staff´s comment, the Company has adjusted the estimated price range lowering the upper end of the range to $.20 so that even upon the maximum issuance of shares the offering would not exceed the Tier 2 limit of $50,000,000.

2. In response to the Staff´s comment, the Company has added the following statement to the plan of distribution: non-cash consideration received by the Company shall be valued according to the Note to Rule 251(a)(1) of Regulation A.

3. In response to the Staff´s comment, the Company has noted that proceeds may be used to pay accrued salary of the Company’s CEO.

4. In response to the Staff´s comment, a risk factor has been added at the end of the Risk Factor section of the offering circular regarding the exclusive forum provision and a jury trial waiver provision of the subscription agreement and the subscription agreement itself has been updated to clarify that the waiver does not limit or change a subscriber’s rights under the federal securities laws.

5. In response to the Staff´s comment, the narrative discussion of the financial statements contained in the Offering Circular and the financial statements have been reconciled.

6. In response to the Staff´s comment, the biographies of the officers and directors have been updated.

7. In response to the Staff´s comment, a voting section has been added to the description of securities section of this offering circular . For the avoidance of doubt, non-voting common stock is not being issued in this offering and has not been issued by the Company to date.

Please let us know if you require anything further to complete our filing. Thank you for your attention.

Sincerely,

Ben Kaplan
Chief Executive Officer
Ehave, Inc.

Cc: Jonathan D. Leinwand, Esq.